CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

February 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Pamela Howell, Staff Attorney
John Zitko, Staff Attorney
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Golden West Brewing Company, Inc.
Pre-Effective Amendment No. 7 to Registration Statement on Form SB-2
File No. 333-121351

Dear Mr. Zitko:

            On behalf of Golden West Brewing Company (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 7 to Form SB-2 Registration Statement.

            I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

            To expedite your review, please accept the following in response to the comments of the Commission dated February 13, 2006. (Please note, page references are to the redlined version):
Comment 1:	Revised as requested. See page 59.

Comment 2	Revised as requested. See pages 54 and 55.

Comments 3 and 4

Supplementally, please be advised that Mr. Vogt initially extended the $10,000 loan to the Company in June 2005. The loan was undocumented. We originally intended to repay the loan on a short-term basis (60 to 90 days); however, we were unable to do so due to our lack of capital. In December 2005, in a effort to improve our balance sheet we offered Mr. Vogt the opportunity to convert his loan into shares of common stock, which he accepted. We have reviewed and believe the principles enunciated by the Commission in In re Black Box, Incorporated, June 26, 1990, as well as the principles of integration set forth in Rule 502(a) of Regulation D lead to the conclusion that no integration should exist under the foregoing circumstances. We do not believe that the conversion of the note is part of a single plan of financing with the present offering. The consideration given for the shares was not new funds, but rather the conversion of old debt. Mr. Vogt holds a degree in law from the University of California at Berkeley (J.D., 1976) has many decades of extensive business experience and has a substantial net worth, significantly in excess of the thresholds defining an "accredited investor" under Rule 501(a) of Regulation D. This person manifestly does not require the protections of the disclosures contained in the prospectus. Finally, the issuance in no way relates to or impacts the offering covered by the pending registration.

Nevertheless, we have revised the registration statement throughout to add disclosures related to a possible Section 5 violation. While we do not believe that such a violation has occurred, the added disclosures in Risk Factors, MD&A, Financial Statements, Notes to Financial Statements and Part II, Item 26 related to the contingency arising from this transaction.

             Please let me know if you have further comments or questions.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

CLN: map
cc: Mr. John Power